EXHIBIT 12.1

CDW CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Years ended December 31,					Six months ended June 30,
(dollars in millions)	2012	2013	2014	2015	2016	2016	2017
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$185.8	$194.9	$385.5	$657.2	$671.2	$310.5	$268.8
Distributed income from equity investees	1.2	1.0	1.1	1.0	1.1	0.7	0.2
Fixed charges	312.4	254.3	202.8	164.5	153.9	77.7	77.7

Total earnings	$499.4	$450.2	$589.4	$822.7	$826.2	$388.9	$346.8

Computation of fixed charges:
Interest expense	$294.4	$241.8	$191.3	$153.5	$141.8	$72.0	$71.9
Amortization of deferred financing costs and debt premium	13.6	8.8	6.4	6.4	6.5	3.3	3.7
Portion of rent expense representative of interest (1)	4.4	3.7	5.1	4.6	5.6	2.4	2.2

Total fixed charges	$312.4	$254.3	$202.8	$164.5	$153.9	$77.7	$77.7

Ratio of earnings to fixed charges	1.6	1.8	2.9	5.0	5.4	5.0	4.5

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.